Filing pursuant to Rule 425 under the Securities Act of 1933, as amended
Filer: Brookline Bancorp, Inc.
Subject Company: First Commons Bank
Registration No. 333-221249

The following communication will be e-mailed to stockholders of First Commons Bank on January 24, 2018

Hi,

I am writing to the stockholders today with an important update about the proposed merger currently pending between First Commons Bank and Brookline Bank.

As you know, we held a Special Meeting of Stockholders of First Commons Bank on January 17, 2018. At that meeting, the holders of approximately 89% of the outstanding shares of First Commons Bank common stock voted in favor of the proposal to approve the September 20, 2017 Agreement and Plan of Merger among Brookline Bancorp, Inc., Brookline Bank, and First Commons Bank, N.A. (the “merger agreement”) and the merger pursuant thereto of First Commons Bank with and into Brookline Bank (the “merger”). There were no votes against the merger. Thank you very much to everyone who came to the meeting and/or voted by proxy.

We’ve recently been informed by Brookline Bancorp that it will not elect to pay any portion of the merger consideration in cash. This means that each outstanding share of First Commons Bank common stock will be converted into the right to receive a number of shares of Brookline Bancorp common stock, plus cash in lieu of any fractional share, upon completion of the merger.  This conversion will be pursuant to an exchange ratio to be calculated by dividing $16.70 per share by the 10-day volume weighted average stock price of Brookline Bancorp common stock for the period ending on the fifth business day prior to the closing date (the “measurement period”), subject to the limitations set forth below.

•                  If the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period is greater than $15.33 per share, the exchange ratio will be fixed at 1.089.

•                  If the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period is between $13.19 per share and $15.33 per share, the exchange ratio will float so that stockholders of First Commons Bank will receive Brookline Bancorp common stock with an implied value per share equal to $16.70 per share of First Commons Bank common stock as of the measurement period.

•                  If the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period is less than $13.19 per share, the exchange ratio will be fixed at 1.266.

Before we can complete the merger, we must obtain the approval of the Board of Governors of the Federal Reserve System and the Massachusetts Division of Banks. All necessary applications and notices have been filed with the regulatory authorities, and we expect the merger to close in the first quarter of 2018.

As a stockholder, there is nothing you need to do right now. You will receive a letter of transmittal with instructions for delivering your stock certificates under separate cover. If you are the holder of a warrant to purchase common stock of First Commons Bank, you will receive a Warrant Election Form and further instructions shortly.

Thanks,

Tony

Important Information for Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger between First Commons Bank and Brookline Bank, Brookline Bancorp, Inc. has filed with the SEC a registration statement on Form S-4, as amended, containing the proxy statement/prospectus of First Commons Bank.  The SEC declared the registration statement effective on December 5, 2017.  This communication is not a substitute for the registration statement, proxy statement/prospectus or any other documents that Brookline Bancorp, Inc. has filed or may file with the SEC or that First Commons Bank will send to stockholders in connection with the proposed merger.  STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.  You may obtain copies of all documents filed with the SEC regarding this proposed merger, free of charge, at the SEC’s website (www.sec.gov).  Copies of the documents filed with the SEC by Brookline Bancorp, Inc. are available free of charge on Brookline Bancorp, Inc.’s internet website at http://www.brooklinebancorp.com/CorporateProfile under the tab “SEC Filings” or by contacting Brookline Bancorp, Inc.’s Investor Relations contact at 617-425-5331.